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02006282

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AAL CAPITAL Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West College Avenue
(No. and Street)

Appleton	WI	54919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Wendt — (920) 628-5048
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young L.L.P.
(Name — *if individual, state last, first, middle name*)

111 East Kilbourn Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven R. Wendt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AAL Capital Management Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

Vice President & CFO
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AAL CAPITAL MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001
WITH REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG LLP

AAL Capital Management Corporation

Statement of Financial Condition

December 31, 2001

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3



Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

The Board of Directors
AAL Capital Management Corporation

We have audited the accompanying statement of financial condition of AAL Capital Management Corporation (the Company) (a wholly-owned subsidiary of AAL Holdings Inc.) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AAL Capital Management Corporation at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Milwaukee, Wisconsin
January 23, 2002

AAL Capital Management Corporation

Statement of Financial Condition

	December 31 2001 (In Thousands)
Assets	
Cash and cash equivalents	$ 11,639
Investments in The AAL Mutual Funds	2,415
Due from The AAL Mutual Funds	5,358
Due from AAL Variable Product Series Fund, Inc.	752
Due from AAL	226
Due from other entities	44
Income tax recoverable	49
Deferred tax asset	546
Deferred commission expense	2,975
Other assets	308
Total Assets	$ 24,312
Liabilities and Shareholder's Equity	
Liabilities	
Accrued expenses	$ 1,652
Commissions and bonuses payable	10,275
Due to AAL	720
Due to AAL Holdings Inc.	-
Sub-advisory fees payable	374
Total Liabilities	13,021
Shareholder's Equity	
Common stock, par value $0.01 per share; 1,000 shares authorized; 98 shares issued and outstanding	-
Additional paid-in capital	11,790
Retained earnings (deficit)	(499)
Total Shareholder's Equity	11,291
Total Liabilities and Shareholder's Equity	$ 24,312

See accompanying notes.

AAL Capital Management Corporation

Notes to Statement of Financial Condition

Note 1. Organization and Significant Accounting Policies

Organization
AAL Capital Management Corporation (the Company) serves as the investment advisor and distributor of The AAL Mutual Funds (the Funds) and as the investment advisor and distributor of the AAL Variable Annuity Accounts I and II and the AAL Variable Universal Life Account I (collectively, the Variable Accounts). The Company is a wholly owned subsidiary of AAL Holdings Inc. (Holdings). Holdings is a wholly owned subsidiary of Aid Association for Lutherans (AAL), a fraternal benefit society. The Company is a registered securities broker/dealer and registered investment advisor with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company conducts significant business with affiliated entities. The results of the Company may be significantly different if they conducted business with non-affiliates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $7,924,000 is invested in The AAL Money Market Fund as of December 31, 2001.

Investments in The AAL Mutual Funds
The Company's investments in the Funds are carried at market value.

Deferred Commission Expense
Deferred commission expense represents the commissions paid or to be paid by the Company related to the distribution of Class B shares of the Funds. B shares of the Funds carry a deferred sales charge. Deferred commission expense is recognized over a period of up to five years to match the 12b-1 fees and concession revenues earned by the Company. The Company periodically evaluates whether events or circumstances have occurred which may affect the recoverability of the remaining deferred commission asset. The Company's management believes that no impairment of the deferred commission asset exists.

Income Taxes
The Company is included in the consolidated federal income tax return of Holdings and its wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings. A valuation allowance is recorded on deferred tax assets that management believes more likely than not will not be realized.

Note 2. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC). The Company promptly transmits all customer funds and securities to NFSC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

Note 3. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001, were as follows:

	December 31 2001 (In Thousands)
Deferred tax assets:	
Long term compensation	$ 457
Retirement and pension	544
Other	170
Deferred tax asset	1,171
Deferred tax liabilities:	
Deferred commission expense	(541)
Unrealized gain	(68)
Other	(16)
Deferred tax liability	(625)
Net deferred tax asset	$ 546

Note 4. Related Party Transactions

The Company has a distribution agreement with the Funds. In accordance with the agreement, the Company earns concessions from the sales or redemptions of Fund shares and 12b-1 payments, which are based upon a percentage of each Fund's daily net assets.

Pursuant to an investment management agreement with the Funds, the Company earns investment management fees from the Funds calculated at .25% to .80% of assets under management in 2001. The Company has sub-advisory agreements for the AAL International Fund, the AAL Aggressive Growth Fund and the AAL High Yield Bond Fund under which the Company pays sub-advisory fees based on assets under management.

The Company reimbursed the Funds for certain expenses in excess of various percentages of Fund assets under management, as approved by the Company's Board of Directors.

Note 4. Related Party Transactions (Continued)

The Company earned investment advisory fees for the variable funds. Investment advisory fees were calculated at .32% to .80% of the average daily net assets under management in 2001. The Company has various sub-advisory agreements under which the Company pays sub-advisory fees calculated at .25% to .55% of the portfolio's average daily net assets under management in 2001.

The Company provides certain transfer agency services to the Funds, such as shareholder servicing, account setup, review, and maintenance.

The Company has a distribution agreement with AAL for the Variable Accounts. In accordance with the agreement, the Company receives concessions from the sales of variable annuities. The Company reimbursed AAL for commissions paid by AAL on behalf of the Variable Accounts. Also, in connection with the Variable Accounts, the Company was reimbursed from AAL for costs incurred by the Company. These costs represent certain operating expenses and departmental costs based on sales credits.

The Company reimbursed AAL for compensation and benefit payments made by AAL, field incentives provided by AAL, use of AAL's field distribution services, and promotional and marketing materials provided by AAL.

The Company paid AAL for office services, including accounting, marketing, legal, compliance, technology and other services as part of a formal cost allocation agreement. Office space and furniture and equipment are leased from AAL under a month-to-month lease.

Note 5. Benefit Plans

The Company also has a Retirement Benefits Equalization Plan (the Plan) to provide certain employees of the Company with benefits in addition to those provided by the noncontributory defined benefit plans sponsored by AAL. The Company has an accrued liability of $996,000 related to the Plan at December 31, 2001, which is included in accrued expenses in the Statement of Financial Condition.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 7. Subsequent Event

On January 1, 2002, AAL completed a merger with Lutheran Brotherhood, a Minnesota-domiciled Fraternal benefit society, pursuant to an agreement and plan of merger date June 27, 2001. As a result of the merger, Holdings merged with Lutheran Brotherhood Financial Corporation. The Company will continue to be a wholly owned subsidiary of Holdings.

Effective January 1, 2002, the Company is no longer the investment advisor of the Variable Accounts.